September 23, 2024

Michael G. O   Grady
Chairman and Chief Executive Officer
Northern Trust Corporation
50 South La Salle Street
Chicago, IL 60603

       Re: Northern Trust Corporation
           Definitive Proxy Statement on Schedule 14A
           Filed March 6, 2024
           File No. 001-36609
Dear Michael G. O   Grady:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Disclosure Review
Program